October 27, 2009

United States Securities and

Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	eLandia International Inc.
Item 4.01 of Form 8-K
Filed on October 6, 2009
File No. 0-51805

Dear Mr. Dharia:

This letter is being provided by eLandia International Inc. (the “Company”) in response to the October 13, 2009 comment letter (the “Comment Letter”) of the staff to the Company concerning the above-referenced filing.

Set forth below in bold is the staff’s comment from the Comment Letter, followed in each case by the Company’s response.

Form 8-K

Please amend your Form 8-K to include the required letter from your former auditor – Marcum & Kliegman LLP, addressing your disclosure in the Form 8-K as an exhibit to your Form 8-K/A. Refer to Item 304(a)(3) of Regulation S-K.

Response:

The Company has included the requested letter from its former auditor, Marcum & Kliegman LLP, as Exhibit 16.1 to its Form 8-K/A filed on October 19, 2009.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the above-captioned filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the above-captioned filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, we trust that the foregoing has been responsive to the staff’s comments. If the staff has any additional comments or concerns, please call the undersigned at (786) 342-7406.

Sincerely,

/s/ Harley L. Rollins
Harley L. Rollins
Chief Financial Officer